MAKH GROUP CORP.
338 Meihuadong st. №703,
Zhuhai, China 519000
Tel.  +852-8171-7271
Email: makh.g@yandex.com

March 29, 2016

Ms. Hillary Daniels
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Makh Group Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 16, 2016
File No. 333-209478

Dear Ms. Daniels,

Makh Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 28, 2016 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on March 16, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Security Ownership of Certain Beneficial Owners and Management, page 24

1. We note your statement in the Directors, Executive Officers, Promoter and Control Person section on page 22 that “Ms. Makhmutova owns 83.33% of the outstanding shares of our common stock.” We also note that your beneficial ownership table on page 24 indicates that Ms. Makhmutova owns 100% of the outstanding shares of the company’s common stock. Please clarify the amount of common stock beneficially owned by Ms. Makhmutova throughout your prospectus.

RESPONSE: We have revised the statement in the Directors, Executive Officers, Promoter and Control Person section that Ms. Makhmutova owns 83.33% of the outstanding shares of our common stock. Our President, Director and Treasurer, Ms. Makhmutova, owns 100% of the outstanding shares of our common stock. We have clarified the amount of common stock beneficially owned by Ms. Makhmutova throughout our prospectus.

Please direct any further comments or questions you may have to the company at makh.g@yandex.com

Thank you.

Sincerely,

/s/ Gulmira Makhmutova
Gulmira Makhmutova, President